November 13, 2009



VIA U.S. MAIL AND FACSIMILE

Christopher E. Palmer, Esq.
Goodwin Procter LLP
901 New York Ave., N.W.
Washington, DC 20001

      RE:	AXA Equitable Life Insurance Company:
      Separate Account No. 49 of AXA Equitable Life Insurance Co.
      Retirement Cornerstone Series
      Pre-effective Amendment Nos. 2 and 3 filed on Form N-4
      File Nos. 811-07659 and 333-160951

Dear Mr. Palmer:

      The staff has reviewed the above-referenced pre-effective amendments, which the Commission received, respectively, on October
15 and 23, 2009.

      Based on our review, we have the following comments. Page references below correspond to the pages in the marked courtesy copy of Pre-Effective Amendment No. 3.

1.	GENERAL

a.	Please confirm with the staff whether all versions of the
contract are offered to any given offeree.

b.	Please confirm that "Index of key words and phrases" is
accurate. For example, note the page number provided for "Non-
Guaranteed benefit account value."

PROSPECTUS

2.	Front Cover Page

a.	To avoid confusion as to whether a description of all
material
provisions in fact describes all material rights and obligations under the contract, please revise the first sentence of the second paragraph to specifically note that the prospectus describes "all material features, benefits, rights and obligations."

b.	Please highlight the last sentence of the paragraph preceding
"Possible changes to the Custom Selection Rules" on page 41, and provide similar highlighted disclosure at end of last paragraph on page 2 as was originally provided in Pre-Effective Amendment No.
2.

c.	Please provide precedent for the proposed presentation of the relevant portfolios on an inserted page following the cover page.

d.	With respect to the footnote 1, please provide the
disclosure,
"expenses for a contract with the credit may be higher than expenses for a contract without the credit" (not other way around) in text of disclosure instead of as a footnote.

3.	Series at a glance - key features (page 10)

a.	Under "Contribution amounts" on page 11, please disclose the maximum contribution limits or at least provide a cross-reference to the fuller discussion of them that you have noted is provided later.

b.	With respect to the disclosure of certain features under
"Additional features" currently marked as not available, the staff believes that the disclosure could be misleading. Accordingly, please delete disclosure of those options not available until Dec. 1, 2010.

4.	Fee table (page 13)

a.	With respect to footnote 3, please clarify what is meant by
the
statement that the charge is deducted from each investment option from which each transfer is made on a pro rata basis. The disclosure seems to suggest that if there is more than one transfer requested on the same day, then all of those transfers will only count as one transfer for purposes of the charge.

b.	For the Return of Principal death benefit, just state "no
charge" to remove any ambiguity, i.e., 0.00% could be current rate and be subject to future charge. For the Annual Ratchet charge, even if the percentage is fixed, then it is still representative of a maximum charge.

c.	Examples (page 15)

i.	Please reconcile the statement in the third paragraph of the narrative preceding the first set of examples and the statement in the second paragraph of the narrative preceding the second set of examples that withdrawal charges do not apply to the guaranteed interest option or allocations to the Special DCA accounts (as available) with the fuller discussion of the withdrawal charge on page 70.

		Please note that examples to be added are subject to further review.

ii.	In the second to last sentence of the second paragraph,
please
clarify that the "charge" applied is the maximum charge applicable to a Roll-up benefit base reset and also incorporate your response to comment 4.d.iii. in your October 23, 2009, letter into the second paragraph to better explain to the reader the basis for employing the
8% Annual Roll-Up rate.

Please also advise the staff as where in the prospectus it states that the Company reserves the right to declare an Annual Roll-up rate in excess of 8%.

5.	What are your investment options under the contract? (page
37)

      Please insert "Special DCA programs" in lieu of the last part of the last sentence of the first paragraph on page 38 beginning with
"dollar."

6.	Custom Selection Rules (applicable to Guaranteed benefit
account
value only) (page 40)

      In the "Possible changes to the Custom Selection Rules" section on page 41, the second paragraph appears to contradict the third paragraph in terms of how a change to Custom Selection Rules impacts existing monies as opposed to subsequent contributions and transfers as well as existing allocation instructions.

7.	Our Special DCA Programs (page 42)

      With respect to your response to comment 8.e. in your October
15, 2009, letter, please reconcile the changes made to the sixth bullet point on page 43 with all other applicable sections of the prospectus, e.g., the preceding first and fifth bullet points.

8.	Credits (for Series CP contracts) (page 44)

a.	Please clarify with the staff whether the contract in this
prospectus is a "2006 Amended Contract" within the meaning of the 2006 order, and if not, why the registrant believes it is otherwise
"substantially similar in all material respects" to the 2006
Amended
Contract.

b.	 Please expand on how the recapture of the Credit will affect the amount to be returned to the contract owner in the case of exercising the right to cancel including incorporating the asterisk footnote into the text of the prospectus. Moreover, based upon expanded disclosure following "For example:" please confirm with the staff whether recapture due to death is still applicable, i.e., Credit does not go into calculation of benefit bases as reiterated in second paragraph on page 46.

9.	Guaranteed minimum death benefit and Guaranteed income
benefit
base (page 45)

a.	Please insert "Guaranteed" in between "Your" and "benefit" in the second to last sentence of the first paragraph under this section.

In the "Annual Ratchet to age 85 benefit base/Annual Ratchet to age
95 benefit base" sub-section on page 46, please define "Annual
Ratchet benefit base."

b.	The prospectus notes in the first paragraph of the "How
withdrawals affect your Guaranteed benefits" section on page 47 that
"[i]n general, withdrawals from [an investor`s] Guaranteed benefit account value will reduce [the investor`s] Guaranteed benefit bases
[which includes the Guaranteed income benefit base] on a pro-rata basis." The prospectus later notes in the same section that withdrawals "always" reduce the Annual Ratchet benefit base (which, as noted in an entirely different section, is a component of the Guaranteed income benefit base) on a pro rata basis.

However, in that same section the prospectus notes that an excess withdrawal of the Annual Withdrawal Amount reduces the Roll up benefit bases (which includes the GIB Roll up benefit base) on a pro rata basis. In addition, the prospectus notes later, on page 49, that withdrawals of up to the Annual Withdrawal amount do not reduce the GIB Roll up benefit base.

While the statements in the second paragraph may technically be accurate, there remains a significant problem with the disclosure. A careful reading of the prospectus indicates that a compliant withdrawal may lead to a pro-rata reduction in the Guaranteed income benefit base, at least where the Annual Ratchet base was larger than the Roll up base prior to the withdrawal. Please confirm with the staff whether this is the case and, if so, revise the prospectus to make this absolutely clear.

In this case, please also note that an investor must refer to multiple pages to understand this consequence. The Annual Withdrawal
Amount and the Annual Roll up amount and annual benefit base adjustment sections currently discusses the effect of withdrawals on the Roll up base, omitting entirely how withdrawals affect the Annual
Ratchet component of the Guaranteed income benefit base. These sections must be revised to avoid misleading the investor as to the effect of a withdrawal, both compliant and noncompliant, on the base that matters the most, i.e., the Guaranteed income benefit base and not just one of the components of that base.

Separately, we note that the "How withdrawals affect your Guaranteed benefits" section on page 47 indicates the pro-rata nature of many withdrawals. However, it would be helpful to clarify in plain English the consequence of this type of deduction, i.e., the amount of the deduction exceeds the amount of the withdrawal if the account value is below the Guaranteed base. Please revise this section accordingly.

	Please also make the following clarifications:

i.	Please use the term "Roll-Up benefit bases" as defined in the last sub-caption on page 46, for example, note the use of the term in the singular in the first sentence under "GIB and `Greater of` death base reset" on the next page.

ii.	In the first paragraph on page 48, please clarify the term
"current benefit," i.e., the term "current Guaranteed benefit base" may be more accurate.

iii.	Please expand the fourth full paragraph on page 48 to
properly
account for the GIB Roll-up benefit base, , i.e., should have corresponding disclosure for GIB Roll-up benefit base but based on age 95.

Please apply the same to the first paragraph on page 50, i.e., should have corresponding disclosure for GIB Roll-Up benefit base but based on age 95.

iv.	Although the example of Excess Withdrawals on page 50
reflects,
among other things, the effects of an Excess Withdrawal, please revise the example in better plain English. For example, information regarding initial contribution amounts, the transfer amount in the third year, and the Annual Roll-Up rate is given, yet, the example jumps to year five and provides the GIB Roll-Up benefit base without necessarily explaining how it got to that value.

c.	With respect to the fourth paragraph of the section entitled
"Guaranteed minimum death benefit and Guaranteed minimum income benefit base" on page 46, please provide examples to better explain the given disclosure. Moreover, please disclose treatment of earnings in this section as well as the cross-referenced section and disclose last sentence of cross-referenced section earlier in both sections.

10.	Guaranteed income benefit (page 48)

a.	In anticipation of a further amendment to the registration
statement that the staff expects would lay out a complete set of examples for the numerous calculations described in the prospectus, the staff points out that there are twelve different examples the registrant should provide, either in the prospectus or in an Appendix, to demonstrate the calculations described on two pages of the prospectus, pages 49 and 50. In addition, the calculation of each derived value that is assumed for purposes of any example should be clearly explained. The examples requested from these two pages are:

i.	The effect of Subsequent Contribution on GIB and Annual
withdrawal amount when Annual Ratchet is higher than Roll up and when
Annual Ratchet is lower, both in the circumstance when the base is higher than account value and when it is lower

ii.	The effect of Compliant Withdrawal on GIB and Annual
withdrawal
amount when Annual Ratchet is higher and lower, in both account value circumstances

iii.	The effect of Excess Withdrawal on GIB and Annual withdrawal amount when Annual Ratchet is higher and lower, in both account value circumstances.

These examples should include calculations of the Roll-Up base and Annual withdrawal amount where contributions are made both during and before the prior four year period that the Annual Withdrawal Amount section states is used to exclude contributions to the benefit base.

b.	The fifth paragraph should make clear whether an investor has the right to withdraw funds in excess of the Annual withdrawal amount and any consequences of doing so.

c.	Please address what happens in the first five contract years under "Guaranteed income benefit" on page 48. Please revise example in better plain English and not comment 11.a. above with respect to any examples provided.

d.	In the "Annual Roll up rate" section on page 49, but please
add
that the rate is also used to calculate the Annual withdrawal amount as stated under "Annual withdrawal amount" or clarify the distinction.

e.	In the "Annual Roll-up amount and annual benefit base
adjustment" example provided on page 50, please revise the example in better plain English, and in particular, explain how the one half used to determine the pro rated amount was determined. In addition to providing an example, the second to last bullet point on page 49 should also explain what is meant by the term "prorated" and how it is applied, e.g., based on months and if so, the effect of contributions made in middle of the month.

f.	In the last bullet point on page 49, please specify whether
the
deduction of Annual withdrawal amounts will result in a dollar-for-dollar or a pro rata reduction.

g.	In light of revised disclosure under "Annual withdrawal
amount"
on page 49 and the last three paragraphs under "How withdrawals affect your Guaranteed benefits" on page 48, please disclose the differences, if any, in how withdrawals up to and exceeding the Annual Withdrawal Amount; and/or after the beginning of the sixth year; and/or beginning at age 86 affect the Roll-Up benefit bases, respectively for the GIB and "greater of" death benefit.

h.	The disclosure in the second paragraph under "Guaranteed
minimum
death benefits" on page 52 clarifies that the election of the GIB does not require the election of a Guaranteed minimum death benefit.
However, the "Greater of` death benefit can only be elected in combination with the GIB. Please note this in summary on page 10.

11.	Lifetime GIP payments (page 50)

      The hypothetical illustrations to be provided in Appendix
III
of the prospectus will be  still subject to further review;
otherwise, please note following comments on revised disclosure under
"Lifetime GIP payments" on pages 50-52.

a.	Based on the second paragraph, it appears that functionally
the
single owner and jointly owned contracts are the same in terms of the ability to choose life payments based on single or joint lives. Therefore, please expand the disclosure to explain any differences between the options and why an owner would elect one over the other.

b.	In item (ii) of the second item list at the end of page 50,
please clarify what kinds of changes could be made, including the election of payment based on a joint life.

Please make corresponding changes to item (ii) of next item list on page 51.

c.	In same item list on page 51, please clarify what is meant by
a
"GIB payout kit."

d.	In the next item list beginning at the end of page 51, please prominently disclose the substance of item (ii) and (iii) earlier in the prospectus as well as later in the "Accessing your money."
Please
also provide an example of the workings of item (ii).

e.	Under item (iv) of the same item list at the end of page 51, please distinguish which death benefits are being referred to as was done in item (vii) and (viii), respectively, in the prior two item lists.

f.	The distinction pointed out in the second paragraph on page
52
regarding the deduction of charges as withdrawals should be disclosed in the beginning of this section and expanded upon in terms of whether deductions of charges may count as Excess Withdrawals.

12.	Dropping a Guaranteed Benefit (page 52)

      Based on third bullet point of this section, the eighth bullet point under "Additional features" in "Retirement Cornerstone(SM)
Series at a glance - key features" on page 12 should be revised to state that "this option is available only at the end of the withdrawal period, which may extend for several years."

13.	Inherited IRA Beneficiary Continuation Contract (page 53)

      The first paragraph describes in long detail the people who may purchase this contract, and then notes in the middle of the paragraph that tax advice should be sought. For clarity, please highlight in bold in the beginning of the section that the contract is intended only for a limited set of purchasers and a limited set of circumstances and that, even if a purchaser qualifies, tax advice should be sought.

Also, in second to last sentence of third paragraph, please insert "traditional or Roth" between "original" and "IRA."

14.	Transferring your account value (page 57)

      In the highlighted second to last sentence of the third bullet point please confirm and clarify whether contributions to the Guaranteed benefit account value are now permitted or if subsequent contributions are only permitted for the Non-Guaranteed benefit account value.

Please also confirm with the staff where the disclosure with respect to the substance of the sentence is provided earlier in the prospectus.

15.	Withdrawing your account value (page 61)

a.	The prospectus notes at the end of the new first paragraph of the Maximum payment plan subsection on page 61 that the payment amount may increase or decrease annually as the result of a "Roll up benefit base reset." The examples provided in Appendix V do not clearly indicate the adverse effect of such a reset and need to be revised to do so. If in fact even compliant withdrawals reduce the
Annual Ratchet base on a pro rata basis then the prospectus must also include examples that demonstrate the effect on the GIB and the automatic payments as a consequence of the reduction. This comment also applies to systematic withdrawals as described on pages 62 through 64 as well.

	Please also make the following clarifications:

i.	For the fixed percentage options (i) through (iii) under
"Customized payment plan," please clarify that the applicable percentage is multiplied by the GIB benefit base (as adjusted).

ii.	Please add disclosure to items (i), (iii), and (v)
corresponding
to the last sentence under item (ii). Moreover, given that both items
(i) and (ii) are based on fixed percentages, please confirm accuracy of the last sentence under item (ii) with respect to the "a change in the Annual Roll-Up rate" impacting the amount of payment.

iii.	Mathematically, the second sentence under item (ii) does
appear
possible, e.g., if you set the percentage to be higher than 4%, the resulting amount to be withdrawn would always be greater than the resulting amount based on 4%. Therefore, revise the sentence to state that the percentage can not be lower than the guaranteed minimum rate, 4%.

iv.	Please clarify from where the "maximum amount" will be
derived
from if there is insufficient value to pay the requested fixed dollar or fixed percentage withdrawal. If from the Guaranteed benefit account value, please also add disclosure regarding the risk that the withdrawal may result in Excess Withdrawals.

v.	As with Appendix II above, please revise Appendix V by
employing
more plain English narrative in order to more clearly explain how the amounts of withdrawals have been determined.

b.	In the second paragraph under "Systematic withdrawals" on
page
57, please make it clear that the limits apply when withdrawal charges are applicable and highlight the second sentence of the third paragraph.

c.	The disclosure in the "Surrendering your contract to receive its
cash value" subsection on page 65 still requires clarification.
The
disclosure does not adequately distinguish between a surrender before as opposed to after GIB annuity payments have begun. For example, the first paragraph is very clear that it addresses a surrender
"before
you begin [presumably GIB] annuity payments" whereas the second paragraph is not as clear.

      Any further revisions should be consistent with rest of prospectus.

16.	Your annuity payout options (page 65)

a.	In the second paragraph, please disclose what notice, if any, the registrant will provide to the investors in advance of the registrant converting their contract on the maturity to the default annuity payout option if an investor has not made an affirmative choice.

In the last sentence under "Annuity maturity date" on page 67, please also clarify what the notice will disclose.

b.	The third paragraph discloses that the registrant reserves
the
right to change the guaranteed annuity purchase rates and you have previously indicated that investors will be given at least 30 days advance written notice of such an occurrence. Please disclose this fact as well as details as to how new annuity purchase factors would be applied, i.e., in prior response, you indicated that you "will only change annuity purchase factors for new contributions." However, given that partial annuitizations are not permitted under the contract, how would this work?

Moreover, given the impact that a lower rate could have on a contract owner, we urge the registrant to consider providing a longer notice period.

c.	The prospectus notes that the Income Manager payout option is described in a separate prospectus, and refers to other payout options as "payout option contracts." Please revise at the front of the section that payout options may involve the purchase of a separate security and identify all such securities in the beginning of the section. Please also provide the staff with your basis/authority under Section 11 of the Investment Company Act of 1940 to offer such securities.

In addition, the prospectus states on pages 65 and 66 that you offer
"variable payout options," but no further reference is made to these options other than references to "Variable Immediate Annuity" payout options. The prospectus then notes on page 66 that these "Variable
Immediate Annuity" options are sold under a separate prospectus.

Please confirm with the staff whether any variable annuity payout options are being offered under this prospectus. If not, please revise the prospectus to note in the beginning of the payout section that the prospectus offers only fixed payout options.  In this case,
please also revise any references to offers of variable payout options to clarify that those options are available only under a
separate prospectus.   Further, please clarify that the "Variable
Immediate Annuity" and "Income Manager" payout options are the only variable annuity payout options that the insurer offers to purchasers of this contract. Finally, please confirm whether the default annuitization options described on page 67 are fixed annuities.

17.	Payment of Death Benefit (page 74)

      Please expand the last paragraph on page 77 to not only list factors to consider but how each factor would affect the decision to elect one option over the other.

18.	Appendices

      Additional appendices still subject to further review.

19.	Financial Statements, Exhibits, and Certain Other Information

	Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

20.	Representations

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*****************************************
	Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement.
If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

	Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

	If you have any questions, you are welcome to call me at
(202)
551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code:
20549-8629. My facsimile number is (202) 772-9285.



							Sincerely,


							Sonny Oh
							Staff Attorney
							Office of Insurance Products











Christopher E. Palmer, Esq.
Goodwin Procter LLP
November 13, 2009
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